Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 30, 2016, with respect to the balance sheet of Parkway, Inc. as of June 29, 2016, of our report dated June 30, 2016, with respect to the combined financial statements and schedule of Parkway Houston for the years ended December 31, 2015, 2014 and 2013, and of our report dated October 3, 2013, with respect to the combined statement of revenues and certain expenses of Houston Portfolio for the year ended December 31, 2012, in the Registration Statement (Form S-11 No. 333-            ) and related Prospectus of Parkway, Inc. for the registration of 5,847,168 shares of its common stock.

/s/ Ernst & Young LLP

Indianapolis, Indiana

November 4, 2016